82-

02 JUN -6 AM 11:43

BWT
BEST WATER TECHNOLOGY

www.bwt.at

BWT-Aktiengesellschaft
A-5310 Mondsee, Walter-Simmer-Straße 4
Telefon +43/6232/5011-0, Telefax +43/6232/4058
E-Mail: office@bwt.at

A-5280 Braunau, Peter-Rosegger-Weg 12
A-8501 Lieboch/Graz, Turmplatz 1
A-1230 Wien, Baslergasse 17
A-6020 Innsbruck, Mitterweg 25

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20548
U.S.A.

02034600

Rule 12g3-2(b) File No. 82-5222

Ort, Datum:

Mondsee, 17 May 2002

SUPPL

BWT AG
Rule 12g3-2(b) File No. ~~82-5222~~

The enclosed press release and shareholder information are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of BWT AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and the at neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
JUN 19 2002
THOMSON
FINANCIAL

Yours sincerely,

i.V. Christian Scharnhorst
Assistant to the Board

Enclosures

6/18

Bankverbindungen:
Creditanstalt, Konto-Nr. 0295-33346-00 BLZ 11950
Bank Austria, Konto-Nr. 438 083 008, BLZ 20151
Oberbank, Konto-Nr. 201-0078/53, BLZ 15040

FN 96162 s, Landesgericht Wels
DVR: 0687421
ARA-Lizenz-Nr: 1136

Vorstandsvorsitzender: Andreas Weissenbacher
Vorstand: Gerhard Speigner
Vorstand: Massimo Grassi
Vorstand: Karl Michael Millauer

BWT
BEST WATER TECHNOLOGY

82-5222

17th Mai 2002

Press Release

BWT continues with dynamic earnings growth during the first quarter of 2002

Despite the as expected low growth of turnover, the BWT – Best Water Technology – Group of companies, Europe's market leader in water treatment, was able to fulfil high earnings expectations during the 1st quarter of 2002 in its business divisions "Aqua Ecolife Technologies", "Aqua Systems Technologies" and "Fuel Cell Membrane Technologies".

Turnover: EUR 102.2 million, +2.0% compared to the previous year

During the first three months of the year 2002, BWT Group was able to increase consolidated group turnover by +2.0% to EUR 102.2 million. While the business division "Aqua Ecolife Technologies" achieved growth of 14.1% to EUR 63.2 million, the business area "Aqua Systems Technologies" recorded a turnover decrease of –13% to EUR 38.8 million due to the difficult market conditions in the semiconductor market. Sales of fuel cell membranes remained level with the previous year at EUR 0.2 million.

The individual business areas developed as follows (in EUR million, without IC-sales):

Business Division	**Q1 2002**	**Q1 2001**	**+/- %**
Aqua Ecolife Technologies (AET)	63.2	55.4	+14.1%
Aqua Systems Technologies (AST)	38.8	44.6	-13.0%
Fuel Cell Membrane Technologies (FCMT)	0.2	0.2	0.0%
Total	**102.2**	**100.2**	**+2.0%**

Within the AET business division, France, Switzerland and the Eastern European countries in particular grew strongly. In Austria, last year's negative business trend was halted and the result achieved was slightly improved.

In the business area AST, particularly at Aqua Engineering, which is active in municipal drinking and waste-water treatment and at the Van der Molen Group which specialises in the food and beverage industry, significant turnover increases were recorded. However, these were unable to balance a decline in turnover at Christ and Kennicott UK where a combined turnover fall of EUR -5.8 million was recorded. The good order book position, however, puts our future development in a positive light.

A-5310 Mondsee, Walter-Simmer-Straße 4, Tel. +43/(0)6232/5011-0, Fax +43/(0)6232/5011-1196, E-Mail: marketing@bwt.at
Internet: www.bwt.at, www.aqatotal.com, www.bwtfresh.at, www.bwt-group.com

BWT
BEST WATER TECHNOLOGY

82-5222

Press Release

Order backlog: at EUR 129.0 million 15.9% above the previous year's

Compared with the previous year, the order book as of 31.3. has significantly improved: at EUR 129.0 million; it was 15.9% higher than in the previous year (EUR 111.3 million). The increase was mainly by Aqua Engineering and the Van der Molen-group.

Significantly improvement in the earnings position: EBIT rises to EUR 7.5 million, +21.0% compared with the previous year Earnings per share amount to EUR 0.21, +12.5% compared to the previous year

EBIT (earnings from ordinary activities) rose by 21% after the first three months, from EUR 6.2 million to EUR 7.5 million. Lower costs of materials and decreased other operating expenditure led to an improvement in the EBIT margin from 6.2% to 7.4% of turnover. At the AET division, the good result of the previous year – an EBIT margin of 11.8% of turnover – was held, and the margin at the AST division was slightly increased despite the turnover decline. In the FCMT business, the negative EBIT of EUR -645K has now been more than halved to EUR -260K.
Due to higher income from associates, the financial result improved in comparison with the previous year. Additionally, the increased interest charges arising from the Christ financing were balanced out by the fact that interest is no longer payable on the convertible bonds. Thus, earnings before taxes were up by +29.2%, at EUR 6.2 million.
As the tax rate increased slightly, earnings after taxes rose by 21.6% to EUR 3.8 million. Due to an increase in the number of shares in circulation following the conversion of the convertible bonds, earnings per share rose by 12.5% to EUR 0.21.

Divisional results (EBIT – in EUR million:)

Business Division	Q1 2002	Q1 2001	+/- %
Aqua Ecolife Technologies (AET)	7.450	6.509	+14.5%
Aqua Systems Technologies (AST)	0.330	0.286	+15.3%
Fuel Cell Membrane Technologies (FCMT)	-0.260	-0.645	+59.7%
Aqua Finance (AFI)	0.018	0.080	-77.5%
Total	**7.538**	**6.230**	**+21.0%**

BWT
BEST WATER TECHNOLOGY

82-5222

Press Release

Cash flow from result increases by 20.3% to EUR 7.4 million Group equity amounts to EUR 115.1 million at 30.6% of the balance sheet total

During the first quarter, cash flow from result rose from EUR 6.1 million to EUR 7.4 million. Although there was a decrease in inventories compared with 31.12.2001, working capital increased due to an increase in receivables while there was also a decrease in liabilities by EUR 7.6 million. As a result, cash flow from operations amounted to EUR -0.2 million (previous year: EUR -4.5 million). Equity at BWT Group increased from EUR 111.2 million as of 31.12.2001 to EUR 115.1 million, and thus represents 30.6% of the balance sheet total compared with 28.9% in March 2001.

Investments during the first quarter amount to EUR 1.4 million

At BWT Group, investments in fixed assets, at EUR 1.4 million, were close to the previous year's level (EUR 1.5 million).

Employees as of 31.3.2002: 2,509 persons

The number of employees in the Group declined by 2 to 2,509, compared with 31.12.2001. Compared with March 2001 (2,486 persons), the BWT Group employed an additional 23 persons. The greater proportion of this rise is due to an increase in capacities in France.

Outlook

In the wake of the good order position, management expects an increase in consolidated group turnover by +5.8% to EUR 444 million. The earnings increase of 20% over the previous reporting period is commensurate with our expectations of operating performance for the year. As one-off costs for restructuring measures during the third and fourth quarters of 2001, in an amount of EUR 5 million after taxes following the Christ takeover, will not be repeated, BWT's earnings growth will acquire new dynamism. For the year 2002, we expect earnings to rise by +59% to EUR 24 million.

For further information, please contact

BWT Aktiengesellschaft
Walter-Simmer-Straße 4
A-5310 Mondsee
Tel: +43 6232 5011 0
Fax: +43 6232 5011 1109
Email: office@bwt.at

Shareholder Information

For the first quarter of 2002

Turnover: € 102,2 million, up 2,0% to the previous year

Significant increase in the earnings position:

- EBIT € 7,5 million, +21,0% compared with the previous year
- Earning per share amount by + 12,5% to € 0,21



www.bwt-group.com

BWT

BEST WATER TECHNOLOGY

BWT continues with dynamic earnings growth during the first quarter of 2002

Despite the as expected low growthof turnover, the BWT - Best Water Technology - Group of companies, Europe's market leader in water treatment, was able to fulfil high earnings expectations during the 1st quarter of 2002 in its business divisions "Aqua Ecolife Technologies", "Aqua Systems Technologies" and "Fuel Cell Membrane Technologies".

Turnover: € 102.2 million, +2.0% compared to the previous year

During the first three months of the year 2002, BWT Group was able to increase consolidated group turnover by +2.0% to € 102.2 million. While the business division Aqua Ecolife Technologies achieved growth of 14.1% to € 63.2 million, the business area Aqua Systems Technologies recorded a turnover decrease of -13% to € 38.8 million due to the difficult market conditions in the semiconductor market. Sales of fuel cell membranes remained level with the previous year at € 0.2 million.

Turnover by business division (in million €)

1st quarter 2002


0.2 FCMT
38.8 AST
63.2 AET


55.4 AET
44.6 AST
0.2 FCMT

1st quarter 2001

□ Aqua Ecolife Technologies (AET)
Aqua Systems Technologies (AST)
■ Fuel Cell Membrane Technologies (FCMT)

The individual business areas developed as follows (in € million, without IC-sales)

Business Division	1st quarter 2002	2nd quarter 2001	+/- %
Aqua Ecolife Technologies (AET)	63.2	55.4	+14.1 %
Aqua Systems Technologies (AST)	38.8	44.6	-13.0 %
Fuel Cell Membrane Technologies (FCMT)	0.2	0.2	0.0 %
Total	102.2	100.2	+2.0 %

Within the AET business division, France, Switzerland and the Eastern European countries in particular grew strongly. In Austria, last year's negative business trend was halted and the result achieved was slightly improved.

In the business area AST, particularly at Aqua Engineering, which is active in municipal drinking and waste-water treatment and at the Van der Molen Group which specialises in the food and beverage industry, significant turnover increases were recorded. However, these were unable to balance a decline in turnover at Christ and Kennicott UK where a combined turnover fall of - € 5.8 million was recorded. The good order book position, however, puts our future development in a positive light.

Order backlog: at € 129.0 million 15.9% above the previous year's

Compared with the previous year, the order book as of 31.3. has significantly improved: at € 129.0 million; it was 15.9% higher than in the previous year (€ 111.3 million). The increase was mainly by Aqua Engineering and the Van der Molen-group.

Group Profit and Loss Account for the 1st quarter

(in 1000 €)	1st quarter 2002 Amount	%	1st quarter 2001 Amount	%
TURNOVER	102,246.8	100.0	100,217.8	100.0
Cost of materials and changes in inventory	-44,842.4	-43.9	-46,132.1	-46.0
Personnel costs	-30,999.5	-30.3	-29,337.4	-29.3
Depreciation	-3,370.9	-3.3	-3,132.7	-3.1
Other operating expenses/income	-15,495.9	-15.2	-15,385.1	-15.4
ERNINGS FROM OPERATING ACTIVITIES	7,538.1	7.4	6,230.5	6.2
Financial result	-1,360.8	-1.3	-1,448.8	-1.4
EARNINGS BEFORE TAXES	6,177.3	6.0	4,781.7	4.8
Income taxes	-2,221.6	-2.2	-1,533.6	-1.5
EARNINGS AFTER TAXES	3,955.7	3.9	3,248.1	3.2
Earnings due to minority shareholders	-166.3	-0.2	-131.3	-0.1
GROUP EARNINGS	3,789.4	3.7	3,116.8	3.1
Earnings per share (in €):	*0.21*		*0.19*	

Divisional results

(in 1000 €)	1st quarter 2002 Turnover	EBIT	%	1st quarter 2001 Turnover	EBIT	%
Aqua Ecolife Technologies	63,176	7,450	11.8	55,389	6,509	11.8
Aqua Systems Technologies	38,852	330	0.8	44,650	286	0.6
Fuel Cell Membrane Technologies	219	-260	x	179	-645	x
Aqua Finance	0	18	x	0	80	x
BWT Group	102,247	7,538	7.4	100,218	6,230	6.2

Employees as of 31. 3. 2002:
2,509 persons

The number of employees in the Group declined by 2 to 2,509, compared with 31. 12. 2001. Compared with March 2001 (2,486 persons), the BWT Group employed an additional 23 persons. The greater proportion of this rise is due to an increase in capacities in France.

Outlook

In the wake of the good order position, management expects an increase in consolidated group turnover by +5.8% to € 444 million. The earnings increase of 20% over the previous reporting period is commensurate with our expectations of operating performance for the year. As one-off costs for restructuring measures during the third and fourth quarters of 2001, in an amount of € 5 million after taxes following the Christ takeover, will not be repeated, BWT's earnings growth will acquire new dynamism. For the year 2002, we expect earnings to rise by +59% to € 24 million.

Mondsee, of May 2002

The Executive Board

Andreas Weißenbacher

Gerhard Speigner

Massimo Grassi

Karl Michael Millauer

Significantly improvement in the earnings position:
EBIT rises to € 7.5 million, +21.0% compared with the previous year
Earnings per share amount to € 0.21, +12.5% compared to the previous year

EBIT (earnings from ordinary activities) rose by 21% after the first three months, from € 6.2 million to € 7.5 million. Lower costs of materials and decreased other operating expenditure led to an improvement in the EBIT margin from 6.2% to 7.4% of turnover. At the AET division, the good result of the previous year – an EBIT margin of 11.8% of turnover – was held, and the margin at the AST division was slightly increased despite the turnover decline. In the FCMT business, the negative EBIT of - € 645K has now been more than halved to - € 260K.
Due to higher income from associates, the financial result improved in comparison with the previous year. Additionally, the increased interest charges arising from the Christ financing were balanced out by the fact that interest is no longer payable on the convertible bonds. Thus, earnings before taxes were up by +29.2%, at € 6.2 million.
As the tax rate increased slightly, earnings after taxes rose by 21.6% to € 3.8 million.
Due to an increase in the number of shares in circulation following the conversion of the convertible bonds, earnings per share rose by 12.5% to € 0.21.

Divisional results (EBIT – in € million:)

Business Division	1st quarter 2002	2st quarter 2001	+/- %
Aqua Ecolife Technologies (AET)	7.450	6.509	+14.5 %
Aqua Systems Technologies (AST)	0.330	0.286	+15.3 %
Fuel Cell Membrane Technologies (FCMT)	-0.260	-0.645	+59.7 %
Aqua Finance (AFI)	0.018	0.080	-77.5 %
Total	**7.538**	**6.230**	**+21.0 %**

Cash flow from result increases by 20.3% to € 7.4 million Group equity amounts to € 115.1 million at 30.6% of the balance sheet total

During the first quarter, cash flow from result rose from € 6.1 million to € 7.4 million. Although there was a decrease in inventories compared with 31.12.2001, working capital increased due to an increase in receivables while there was also a decrease in liabilities by € 7.6 million. As a result, cash flow from operations amounted to -€ 0.2 million (previous year: - € 4.5 million). Equity at BWT Group increased from € 111.2 million as of 31.12.2001 to € 115.1 million, and thus represents 30.6% of the balance sheet total compared with 28.9% in March 2001.

Investments during the first quarter amount to € 1.4 million

At BWT Group, investments in fixed assets, at € 1.4 million, were close to the previous year's level (€ 1.5 million).

Group Balance Sheet

(in 1000 €)	To 31. 3. 2002	To 31. 12. 2001
ASSETS		
Fixed assets	139,575.3	141,726.4
Inventories	55,168.6	57,129.3
Receivables	158,491.1	154,661.9
Cash and equivalent	15,495.9	19,529.9
Accruals	8,077.8	8,751.9
TOTAL ASSETS	**376,808.7**	**381,799.4**

(in 1000 €)	To 31. 3. 2002	To 31. 12. 2001
LIABILITIES AND EQUITY		
Equity	115,118.0	111,178.0
Shares owned by third parties	1,253.8	1,132.5
Provisions	60,746.4	62,285.0
Liabilities	198,182.7	204,754.2
Accruals	1,507.8	2,449.7
TOTAL EQUITY AND LIABILITIES	**376,808.7**	**381,799.4**

Group Cash Flow

(in 1000 €)	1st quarter 2002	1st quarter 2001
Cash and equivalent as of 1. 1.	19,529.9	24,987.9
Cash flow from result	7,375.4	6,131.3
Changes in working capital	-7,564.3	-10,611.7
Cash flow from opertions	-188.9	-4,480.4
Cash flow from investments activities	-1,195.2	-529.8
Cash flow from financing activities	-2,755.4	-2,867.0
Other (variations in exchange rates etc.)	105.5	16.4
Cash and equivalent as of 31. 3.	15,495.9	22,861.1

Development of Group equity

(in 1000 €)	Subscribed Capital	Capital Reserve	Revenue Reserve	Difference arising from Currency Conversation	Total
Position as of 31. 12. 2001	**17,833.5**	**17,095.8**	**75,338.4**	**910.3**	**111,178.0**
Group result	0.0	0.0	3,789.4	0.0	3,789.4
Currency conversion	0.0	0.0	0.0	105.5	105.5
Receivables from minorities	0.0	0.0	45.1	0.0	-45.1
Position as of 31. 3. 2002	**17,833.5**	**17,095.8**	**79,172.9**	**1,015.8**	**115,118.0**

Investor Relations

As a quoted company, BWT AG endeavours to facilitate smooth and timely communications between management, analysts, investors, shareholders and members of the press. For this reason, BWT has set up a point of contact at its Mondsee headquarters:

Tel. ++43 6232 5011 ext. 1110
++43 6232 5011 ext. 1112
++43 6232 5011 ext. 1130

E-Mail: investor.relations@bwt.at

Up-to-date information is available any time on the BWT website:

www.bwt.at, www.bwt-group.com